Exhibit 99.1

20 JANUARY 2005

UB 2004 TRADING REVIEW

United Biscuits (‘UB’), a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Continental Western Europe, today announces that total sales from continuing operations for 2004 were £1.36 billion, showing growth of 4.6% compared to 2003.

Commenting on the results, Malcolm Ritchie, Chief Executive said: “This has been a transitional year during which we made two significant acquisitions extending our market positions in the UK and Portugal, disposed of our loss-making Benelux snacks business, continued to implement our cost reduction programme and delivered a resilient trading performance under challenging market conditions.”

The 4.6% increase in sales also reflects an initial part year contribution from newly acquired businesses. On an underlying basis, at constant exchange rates, sales increased by 0.3%.

In August 2004, UB acquired Triunfo Produtos Alimentares S.A, (‘Triunfo’), the number one biscuit manufacturer and marketer in Portugal. Triunfo is being integrated into UB’s Southern Europe business. UB also acquired Jacob’s Biscuit Group (‘Jacob’s’) in the United Kingdom in September 2004, thereby increasing its market position and providing UB with broader coverage in the UK savoury snacks and crispbread and crackers segments as well as additional sweet biscuit brands.

Looking ahead at 2005, Malcolm Ritchie commented: “A key feature of the coming year will be the successful integration of Jacob’s into our UK business.  The process has already started with significant cost savings having been identified across the Head Office functions, procurement and logistics. UB now has a stronger and more diversified portfolio of household brands.  Collaboration on new product development and marketing initiatives is already occurring and we expect to see the benefit of this during 2005 together with the longer term benefit of the current restructuring.”

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